Calculation of Filing Fee Tables

Schedule TO

(Form Type)

Owl Rock Capital Corporation II

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$10,000,000.00	0.00927%	$927.00

Fees Previously Paid	$0.00		$927.00

Total Transaction Valuation	$10,000,000

Total Fees Due for Filing			$927.00

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$927.00